As filed with the Securities and Exchange Commission on February 5, 2007


                                            Securities Act File No. 333-133850


==============================================================================

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                        /_/ Pre-Effective Amendment No.

                      /X/ Post-Effective Amendment No. 1

                       (Check appropriate box or boxes)

                        BLACKROCK EQUITY DIVIDEND FUND
 (Exact Name of Registrant as Specified in Agreement and Declaration of Trust)

                                 P.O. Box 9011
                       Princeton, New Jersey 08543-9011
                   (Address of Principal Executive Offices)
                       Telephone Number: (609) 282-2800
                       (Area Code and Telephone Number)

                              Robert C. Doll, Jr.
                        BlackRock Equity Dividend Fund
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                                  Copies to:


         Frank P. Bruno, Esq.                     Sarah E. Cogan, Esq.                      Richard T. Prins, Esq.
           Sidley Austin LLP                 Simpson Thacher & Bartlett LLP        Skadden, Arps, Slate, Meagher & Flom LLP
          787 Seventh Avenue                      425 Lexington Avenue                          4 Times Square
     New York, New York 10019-6018              New York, New York 10017                 New York, New York 10036-6522


No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-133850) (the "N-14 Registration Statement") consists of the following:

     (1)  Facing Sheet of this Registration Statement

     (2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on June 16, 2006 contained in Pre-Effective Amendment No. 1 to the Fund's N-14 Registration Statement.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock Dividend AchieversTM Portfolio, a series of BlackRock Funds, into BlackRock Equity Dividend Fund (formerly known as Merrill Lynch Equity Dividend Fund).

                                    PART C
                               OTHER INFORMATION

Item 15. Indemnification

     Section 5.3 of the Registrant's Declaration of Trust provides as follows:

     "The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or, the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any other Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no person may satisfy any right of indemnity or reimbursement granted herein or in
Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification."

     Insofar as the conditional advancing of indemnification monies for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation of presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.


     The Registrant has purchased an insurance policy insuring its officers and Trustees against liabilities, and certain costs of defending claims against such officers and Trustees, to the extent such officers and Trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties.

     In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. or BlackRock Distributors, Inc., as applicable, and each person, if any, who controls FAM Distributors, Inc. or BlackRock Distributors, Inc. within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 16. Exhibits.


Exhibit
Number       Description
-------      -----------------------
1  (a)   --  Declaration of Trust of the Registrant.(a)
   (b)   --  Amendment to Declaration of Trust of Registrant dated July 14, 1987.(a)
   (c)   --  Instrument establishing Class A shares and Class B shares of Registrant.(a)
   (d)   --  Certificate of Amendment to Declaration of Trust and Establishment and Designation of Class C and D
             shares, dated October 19, 1994.(a)
   (e)   --  Amendment to Declaration of Trust of Registrant dated December 27, 2000.(f)
   (f)   --  Establishment and Designation of Classes, dated December 13, 2002.(m)
   (g)   --  Establishment and Designation of Classes, dated March 18, 2003.(c)
   (h)   --  Certificate of Amendment to Declaration of Trust of the Registrant, dated September 24, 2003.(c)
   (i)   --  Form of Certificate of Establishment and Designation of Classes.(b)
   (j)   --  Form of Amendment changing the name of the Registrant to BlackRock Equity Dividend Fund.(b)
2        --  Amended and Restated By-laws of Registrant dated April 14, 2003.(n)
3        --  Not Applicable
4        --  Form of Agreement and Plan of Reorganization by and between the Registrant and BlackRock Funds, on behalf of BlackRock Dividend AchieversTM Portfolio (the "BlackRock Fund"), a series of BlackRock
             Funds.(l)
5        --  Portions of the Declaration of Trust, Certificate of Amendment to Declaration of Trust and
             Establishment and Description and By-Laws of the Trust define the rights of shareholders of the
             Fund.(o)
6  (a)   --  Form of Management Agreement between Registrant and BlackRock Advisors, LLC.(b)
   (b)   --  Form of Sub-Advisory Agreement between BlackRock Advisors, LLC and BlackRock Investment Management,
             LLC.(b)
7  (a)   --  Form of Unified Distribution Agreement between the Registrant and FAM Distributors, Inc.(i)
   (b)   --  Form of Unified Distribution Agreement between the Registrant and BlackRock Distributors, Inc.(j)
8        --  None.
9        --  Form of Custody Agreement between Registrant and State Street Bank and Trust Company.(g)
10 (a)   --  Form of Investor A Distribution Plan.(i)
   (b)   --  Form of Investor B Distribution Plan.(i)
   (c)   --  Form of Investor C Distribution Plan.(i)
   (d)   --  Form of Class R Distribution Plan.(i)
   (e)   --  Form of Service Shares Distribution Plan.(k)
   (f)   --  Select System Plan pursuant to Rule 18f-3.(j)
11       --  Opinion of Bingham McCutchen LLP, Massachusetts counsel to the Registrant.(l)


                                     C-2


12       --  Tax opinion of Sidley Austin LLP, tax counsel to the Registrant and the BlackRock Fund.
13 (a)   --  Form of Unified Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency
             Agreement between Registrant and PFPC, Inc.(i)
   (b)   --  Form of Credit Agreement among Registrant, a syndicate of banks and certain other parties.(d)
   (c)   --  Administrative Services Agreement between Registrant and State Street Bank and Trust Company.(e)
   (d)   --  Form of Securities Lending Agency Agreement between the Registrant and QA Advisors LLC (now MLIM
             LLC) dated August 10, 2001.(h)
14 (a)   --  Consent of Deloitte & Touche LLP, independent registered public accounting firm for the
             Registrant.(l)
   (b)   --  Consent of Deloitte & Touche LLP, independent registered public accounting firm for the
             BlackRock Fund.(l)
    15   --  None.
    16   --  Power of Attorney.(l)
17 (a)   --  Prospectus and Statement of Additional Information of the Registrant, each dated November 23,
             2005.(p)
   (b)   --  Prospectus for Investor Shares, Prospectus for Institutional Shares, Prospectus for Service
             Shares and Statement of Additional Information of the BlackRock Fund, each dated January 27,
             2006.(p)
   (c)   --  Semi-Annual Report to Shareholders of the Registrant for the six months ended January 31,
             2006.(p)
   (d)   --  Annual Report to Shareholders of the BlackRock Fund for the year ended September 30, 2005.(p)
   (e)   --  Form of Proxy.(l)

--------------

(a) Incorporated by reference as an Exhibit to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-1A (File No. 33-14517) (the "Registration Statement"), filed on November 28, 1995 under the Securities Act of 1933, as amended (the "Securities Act").

(b) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 25 to the Registration Statement filed on September 29, 2006.


(c) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 21 to the Registration Statement filed on November 24, 2003.

(d) Incorporated by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.

(e) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.

(f) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 17 to the Registration Statement filed on December 28, 2000.

(g) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond Fund (File No. 33-49873), filed on October 30, 2001.

(h) Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929), filed on July 24, 2002.

(i) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.

(j) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 21, 2006.

(k) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of Merrill Lynch Large Cap Series Funds, Inc. (File No: 333-89389), filed on August 4, 2006.

(l) Filed on June 16, 2006 as an Exhibit to the Registrant's Registration Statement on Form N-14 (File No. 333-133850) under the Securities Act.

(m) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 20 to the Registration Statement filed on December 27, 2002.

(n) Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 22 to the Registration Statement filed on November 23, 2004.

(o) Reference is made to Article II, Section 2.4 and Articles V, VI, VIII, IX, X and X1 of the Trust's Declaration of Trust, as amended, to the Certificates of Establishment and Designation of Classes establishing the Class A, Class B, Class C and Class R Shares of the Fund (filed as (i) exhibits to Post Effective Amendment No. 9 to Registrant's Registration Statement, filed on November 28, 1995, (ii) an Exhibit to Post-Effective Amendment No. 20 to the Registration Statement, filed on December 27, 2002, and (iii) an Exhibit to Post-Effective Amendment No. 21 to the Registration Statement, filed on November 24, 2003), and to Articles I, V and VI of the Trust's By-Laws (filed as Exhibit 2 to Post-Effective Amendment No. 22 to the Registration Statement, filed on November 23,
     2004).

(p) Filed on May 5, 2006 as an Exhibit to Registrant's Registration Statement on Form N-14 under the Securities Act (File No. 333-133850).

------------

Item 17. Undertakings.

     (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 5th day of February, 2007.

                                    BLACKROCK EQUITY DIVIDEND FUND
                                     (Registrant)


                                    BY:    /s/ DONALD C. BURKE
                                        -------------------------
                                        (Donald C. Burke, Vice President
                                        and Treasurer)


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  Name                                        Title
                 -----                                        -----
          Robert C. Doll, Jr.*             President (Principal Executive
    -------------------------------          Officer) and Trustee
         (Robert C. Doll, Jr.)

            Donald C. Burke*               Vice President and Treasurer (Principal
    -------------------------------          Financial and Accounting Officer)
           (Donald C. Burke)

           Ronald W. Forbes*               Trustee
    -------------------------------
           (Ronald W. Forbes)

         Cynthia A. Montgomery*            Trustee
    -------------------------------
        (Cynthia A. Montgomery)

            Jean Margo Reid*               Trustee
    -------------------------------
           (Jean Margo Reid)

          Roscoe S. Suddarth*              Trustee
    -------------------------------
          (Roscoe S. Suddarth)

            Richard R. West*               Trustee
    -------------------------------
           (Richard R. West)

            Edward D. Zinbarg*             Trustee
    -------------------------------
           (Edward D. Zinbarg)

                                                                                         February 5, 2007
        *By: /s/ Donald C. Burke
  -----------------------------------
  (Donald C. Burke, Attorney-In-Fact)

                                 EXHIBIT INDEX
Exhibit
Number     Description
--------   -----------

   12 -- Tax opinion of Sidley Austin LLP, tax counsel for the Trust and the BlackRock Fund.